FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

May 27, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 27, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer expands the Mayflower deposit at their North Bullfrog project, Nevada providing results for the remainder of the drill holes from the first phase drill program.

Item 5.	Full Description of Material Change

The Issuer reports the results from the remainder of the drill holes from its first phase drilling program at its new Mayflower deposit, Nevada.  The latest intersections include 12.2 metres of 2.13g/t gold; 52 metres of 0.85 g/t gold, and 35 metres of 0.75 g/t gold (Table 1).  The results highlight the bulk tonnage potential of the Mayflower deposit while confirming the potential for higher grade zones within the larger target (such as 9.1 metres of 7.18 g/t gold).

The data from Mayflower is being prepared for use in the preparation of an initial resource estimate, and samples have been selected for initial metallurgical testing.  The Issuer will utilize the knowledge gained from this program to begin the systematic exploration of its large land package, and intends to focus on the definition of a series of deposits which could be developed together.  The latest results continue to expand the broad zones of mineralization defined earlier by the Issuer and Barrick Gold Corporation, where the mineralized structure has now been defined in drilling for over 600 metres of strike and down to a depth of 300 metres and remains open.  The Issuer has now completed 24 holes into the deposit.

Table

Mayflower Deposit Assay Highlights

(inclusive of those announced in NR08-09)

Hole ID	From	To	Intercept (metres)	Gold (g/t)
NB-08-07	44.2	51.8	7.6	0.80
NB-08-09	96.0	103.6	7.6	0.81
	108.2	118.9	10.7	0.49
NB-08-10	65.5	117.4	51.8	2.02
Including	83.8	93.0	9.1	7.18
NB-08-11	111.3	125.0	13.7	0.79
	131.1	137.2	6.1	0.79
NB-08-12	70.1	77.7	7.6	0.88
	80.8	118.9	38.1	1.43
Including	88.4	103.6	15.2	2.87
NB-08-13	0.0	9.1	9.1	0.51
NB-08-14	157.0	169.2	12.2	1.06
	178.3	204.2	25.9	0.75
NB-08-15	77.7	105.2	27.4	0.80
NB-08-16	99.1	103.6	4.6	1.53
NB-08-17	74.7	99.1	24.4	0.63
Including	91.4	96.0	4.6	1.90
NB-08-30	146.3	155.5	9.1	0.49
NB-08-35	59.4	100.6	41.1	0.63
Including	88.4	99.1	10.7	1.15
NB-08-36	86.9	138.7	51.8	0.85
including	105.2	112.8	7.6	1.84
including	117.4	132.6	15.2	0.93
NB-08-38	61.0	68.6	7.6	1.55
	73.2	85.3	12.2	2.13
	114.3	128.0	13.7	0.60
NB-08-40	68.6	103.6	35.1	0.75

Analysis of Results

The results from the 2008 drilling program have shown that Mayflower mineralization is hosted in a steep 50-60 metre wide northwest trending structural zone, where broad zones of low-grade mineralization are associated with silicification and adularia alteration and high-grade mineralization is associated with quartz-calcite filled veinlets and fault breccias.  These broad, well-mineralized intercepts in both the historic and recent drilling are primarily developed within favourable volcanoclastic units along a well-developed structural zone forming the large bulk-tonnage target.  The high-grade mineralization is well exposed in the David Adit, where native gold was observed in silicified clasts coated with calcite.  Most of the high grade intersections to the west of the David Adit occur below tunnel level and were never developed in the past.

The mineralization is low-sulphide in character with deep pervasive oxidation.  The bulk-tonnage potential of the deposit is highlighted by the broad continuous zones of mineralization found in many holes (Table 1) and the fact that 16 of the 24 holes drilled have greater than 20 metres of mineralization (Table 2).  The deposit remains open to the north and at depth.

Table

Summary of all mineralized drill holes in the Mayflower Deposit

Hole ID	Total Length (metres)	Length Mineralized (metres)*	Average Grade of Mineralized Section (g/t gold)	% of hole Mineralized
NB-08-10	182.88	54.86	1.95	30%
NB-08-12	213.36	57.90	1.13	27%
NB-08-36	213.36	64.02	0.79	30%
NB-08-38	300.23	33.53	1.37	11%
NB-08-40	208.79	54.86	0.63	26%
NB-08-14	365.76	41.15	0.82	11%
NB-08-35	184.40	56.39	0.56	31%
NB-08-11	207.3	42.68	0.60	21%
NB-08-15	346.25	36.59	0.69	11%
NB-08-26	304.80	41.15	0.56	14%
NB-08-17	304.80	44.19	0.51	14%
NB-08-18	213.40	16.77	1.01	8%
NB-08-41	300.23	41.16	0.37	14%
NB-08-16	147.80	21.33	0.59	14%
NB-08-09	182.88	18.29	0.62	10%
NB-08-07	153.92	22.85	0.49	15%
NB-08-30	304.80	21.35	0.40	7%
NB-08-08	182.88	16.77	0.37	9%
NB-08-13	304.80	10.66	0.55	3%
NB-08-39	147.83	10.66	0.39	7%

(* Intercepts included in these sums have greater than 0.25g/t gold with less than 3 metres of internal waste.)

Figure : Geological/drill hole plan map of the Mayflower deposit (historic Barrick drill hole traces in white).
Tdf=debris flow deposits; TrT2=Rhyolite tuff; Trri=Rhyolite intrusive; Qac=Quaternary alluvium.

In addition to the Mayflower deposit, there is considerable potential to develop other bulk mineable deposits in the surrounding area (Figure 2).  Broad zones of mineralization have been found at Air Track Hill (ATH), Sierra Blanca and the Pioneer Prospect (Table 3).  In addition, the Jolly Jane, Connection and Yellow Jacket areas have the potential to host significant mineralization.

The Issuer has retained an independent contractor to complete an initial NI 43-101 compliant resource estimate for the Mayflower Deposit, which is scheduled for completion in Q3 of 2008.  In addition, the Issuer is currently conducting an integrated structural/mineralization analysis of the North Bullfrog District using the knowledge gained at Mayflower to better define follow-up drill targets in the other large mineralized zones defined to date.  The Issuer is planning a follow-up exploration/drill program in the late fall of 2008 to address expansions of the Mayflower deposit as well as to define new deposits in this prolific and well mineralized area of Nevada.

Figure : Significant Prospects in the North Bullfrog Project Area where additional deposits might be located.

Table

Summary of total mineralization from ITH holes outside of the Mayflower Deposit

Prospect	Hole ID	Total Depth (metres)	Mineralized Thickness (metres) *	Average Grade (gold g/t)	% of hole Mineralized
ATH	NB-08-21	198.10	41.15	0.80	21%
ATH	NB-08-26	304.80	41.15	0.56	14%
ATH	NB-08-29	198.12	54.85	0.41	28%
ATH	NB-08-27	198.12	38.09	0.37	19%
ATH	NB-08-19	213.36	19.81	0.45	9%
ATH	NB-08-23	137.16	10.67	0.50	8%
ATH	NB-08-25	198.10	10.66	0.50	5%
ATH	NB-08-22	198.12	7.62	0.49	4%
ATH	NB-08-20	198.12	3.04	0.71	2%
Sierra Blanca	NB-07-01	247.19	77.50	0.39	31%
Sierra Blanca	NB-07-02	354.18	18.60	0.68	5%
Pioneer	NB-07-04	91.74	22.15	0.97	24%

(* Intercepts included in these sums have greater than 0.25g/t gold with less than 3 metres of internal waste.)

Property Summary

The North Bullfrog Project area is located near Beatty, Nevada and has excellent access and infrastructure.  It is 7 kilometres north of the historic Bullfrog mine operated by Barrick Gold Corporation until the mid 1990’s (see NR07-05).  The North Bullfrog project is a joint venture with the Redstar Gold Corporation (TSXV: RGC) in which the Issuer can earn up to a 70% interest.  To date, the Issuer has completed approximately half of the work commitment required to earn its initial 60% interest.

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Pontius is the President and CEO of the Issuer.

The work program at North Bullfrog was designed and is supervised by Dr. Russell Myers, Vice President, Exploration of the Issuer, and Jacob Margolis, Exploration Manager of Redstar Gold Corporation, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  All sample shipments are sealed and shipped to ALS Chemex for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

May 27, 2008